Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686
LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(the Company)

VESTING OF DIRECTORS’ AWARDS UNDER THE RANDGOLD RESOURCES LIMITED RESTRICTED SHARE SCHEME

London, United Kingdom, 13 June 2014

The Company announces that on 13 June 2014, 3,205 ordinary shares in the Company were issued and allotted by the Company to Mark Bristow, a director of the Company, and 677 ordinary shares in the Company were issued and allotted by the Company to Graham Shuttleworth, a director of the Company, at their nominal value (US$0.05) in satisfaction of the partial vesting of the first one third tranche of the awards granted on the 13 June 2011 under the Randgold Resources Limited Restricted Share Scheme (the “Awards”) in respect of 38,456 ordinary shares and 8,121 ordinary shares, respectively.

The Awards are subject to a performance conditions which measure earnings per share growth, absolute total shareholder return, additional reserve growth and absolute reserve growth. The performance conditions have been met in part in respect of the first one third tranche of the Awards and accordingly the respective ordinary shares have been issued.

Mark Bristow’s shareholding in the Company is now 728,929 ordinary shares or 0.79% of the current issued share capital of the Company.

Graham Shuttleworth’s shareholding in the Company is now 76,156 ordinary shares or 0.08% of the current issued share capital of the Company.

The Randgold Resources Limited Restricted Share Scheme, which has been approved by shareholders, is designed to reward sustainable long term performance subject to the achievement of stretching operational and financial performance targets.

Randgold Resources Enquiries:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com